October 28, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, DC 20549

Re:	Wyeth Request for Withdrawal of Post-Effective Amendment No. 1 (“Amendment”) to Registration Statement on Form S-3 (Registration No. 333-141486) (the “Registration Statement”)

Ladies and Gentlemen:

On October 15, 2009, Wyeth (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) the Amendment to the Registration Statement. The Amendment was intended to deregister and remove all securities that were registered for issuance that remain unsold under the Registration Statement.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Amendment. This withdrawal is requested by the Company because the Amendment was inadvertently filed on Form S-3/A rather than on Form POSASR. Concurrently with this withdrawal, the Company will file a post-effective amendment on Form POSASR to the Registration Statement.

I appreciate your assistance in this matter. Please feel free to contact me at 212-733-0408, if you have any other questions.

Very Truly Yours,

Wyeth

By:   /s/ Claire Keyles
Name:  Claire Keyles
Title:     Vice President